Exhibit 99.1

Tufin Announces First Quarter 2022 Results
First quarter revenue of $26.1 million increased 22% year-over-year
First quarter GAAP operating loss of $15.4 million and non-GAAP operating loss of $10.1 million

Boston, MA and Tel Aviv, Israel – May 11, 2022- Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the first quarter ended March 31, 2022.

“I’m pleased to report another strong quarter for Tufin, with product revenue growth of 61% compared to the prior year driven by increasing demand for network cyber security solutions,” said Ruvi Kitov, Tufin’s CEO and Co-Founder. “We continued to make significant progress in our transition to subscription in the quarter, with subscriptions representing 77% of new license bookings thus far in 2022, which positions us well ahead of our long-term goals.”

Kitov continued, “As we announced last month, Tufin entered into a definitive agreement to be acquired by Turn/River, a private equity firm that specializes in helping subscription-based software businesses accelerate their strategy by expanding into new markets and reaching new customer segments. With their partnership, I am confident we will be able to execute on our long-term initiatives faster and more efficiently as a privately held company.”

Financial Highlights for the First Quarter Ended March 31, 2022

Revenue:
•	Total revenue was $26.1 million, up 22% compared with the first quarter of 2021.
•	Product revenue was $9.7 million, up 61% compared with the first quarter of 2021.
•	Maintenance and professional services revenue was $16.4 million, up 7% compared with the first quarter of 2021.

Gross Profit:
•	GAAP gross profit was $20.2 million, or 77% of total revenue, compared to $16.0 million in the first quarter of 2021, or 75% of total revenue.
•	Non-GAAP gross profit was $20.5 million, or 79% of total revenue, compared to $16.5 million in the first quarter of 2021, or 77% of total revenue.

Operating Loss:
•	GAAP operating loss was $15.4 million, compared to operating loss of $12.8 million in the first quarter of 2021.
•	Non-GAAP operating loss was $10.1 million, compared to non-GAAP operating loss of $9.5 million in the first quarter of 2021.

Net Loss:
•	GAAP net loss was $15.5 million, or a loss of $0.41 per diluted share, compared to a GAAP net loss of $11.6 million, or $0.32 per diluted share, in the first quarter of 2021.
•	Non-GAAP net loss was $10.6 million, or a loss of $0.28 per diluted share, compared to non-GAAP net loss of $9.8 million, or $0.27 per diluted share, in the first quarter of 2021.

Balance Sheet and Cash Flow:
•
Cash flow provided by operating activities during the three months ended March 31, 2022 was $8.8 million, compared to cash flow provided by operating activities of $9.3 million during the three months ended March 31, 2021.

•	Total cash, cash equivalents, restricted cash and marketable securities as of March 31, 2022 were $97.4 million, compared to $89.4 million as of December 31, 2021.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating loss and net loss for the three months ended March 31, 2022 and 2021. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights
•
Announced that Tufin Technical Support won a Bronze Stevie Award in the Customer Service Department of the Year in the Computer Software category. The Stevie Awards for Sales & Customer Service are the world’s top honors for customer service, contact center, business development, and sales professionals.

•
Announced that Tufin Orchestration Suite was named a 2022 Gold Winner in Network Security and Management by the Globee Awards 18th Annual Cyber Security Global Excellence Awards. The Globee Awards 18th Annual Cyber Security Global Excellence Awards recognize cyber security and information technology vendors with advanced, ground-breaking products, solutions, and services that are helping to set the bar higher for others in all areas of security and technologies.

•
Announced that Tufin Orchestration Suite has been named a 2022 Gold Winner by the Cybersecurity Excellence Awards in the category of Security Automation. The Cybersecurity Excellence Awards annually honor individuals, products and companies that demonstrate excellence, innovation, and leadership in information security.

Transaction with Turn/River Capital

As announced on April 6, 2022, Tufin entered into a definitive agreement whereby funds advised by Turn/River Capital, a U.S.-based private equity firm, will acquire all outstanding ordinary shares of Tufin for $13.00 per share in an all-cash transaction that values Tufin at approximately $570 million. The transaction remains on track, subject to customary closing conditions, including approval by Tufin shareholders and receipt of regulatory approvals. Upon completion of the transaction, the Company’s ordinary shares will no longer be listed on any public market.

In light of the pending transaction, Tufin will not be hosting an earnings conference call to discuss these results and Tufin will not be providing guidance for the second quarter or for the full fiscal year 2022.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•	We define non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense and expenses associated with the pending merger transaction.
•
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense and expenses associated with the pending merger transaction and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude expenses associated with the pending merger transaction allow for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs, as applicable. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the proposed merger, including the risks that the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing, that the proposed merger may involve unexpected costs, liabilities or delays, that the occurrence of certain events, change or other circumstances could give rise to the termination of the proposed merger agreement and that the proposed merger disrupts current plans and operations, risks associated with the ability to recognize benefits of the proposed merger, the potential difficulties in employee retention as a result of the proposed merger, the impact of the proposed merger on relationships with the Company’s commercial counter-parties, including, but not limited to, its distribution partners and the significant transaction costs associated with the proposed merger, as well as other risks that may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all; the successful management of our business model, as well as current and future growth, particularly with respect to the ongoing implementation of our plans to transition to a term-based subscription license business model over time; our intention to invest further in the Tufin Orchestration Suite to extend its functionality and features; our expectations regarding sales of our cloud products; competition we face in the security policy management market, and our potential lack of sufficient financial or other resources in order to maintain or improve our competitive position; our expectations regarding growth in the market for enterprise security and network management products; our ability to compete and increase positive market awareness of our brand, particularly with respect to markets for security policy management; our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spend; our expectations for growth in certain key verticals and geographic regions and our intention to expand international operations; our expectations regarding sales driven by our relationships channel partners and our technology alliance partners through joint selling efforts and go-to-market strategies; customer relationships developed by our hybrid sales model, including our ability to acquire new customers and retain existing customers; our dependence on a single third-party manufacturer to fulfill certain software license orders; our expectations concerning seasonality and the predictability of our sales cycle; our ability to align our future and past performance by continuing to generate sufficient revenues; the compatibility and integration of our product and service offerings with customers’ existing technology infrastructures and applications; our plans to deploy additional cloud-based subscription products and promote our brand over time, to enable more customers to consume our products beyond our existing on-premise solutions; our reliance on certain products and customers to generate revenue; compliance, managerial and regulatory risks associated with international sales and operations; the effect of any real or perceived shortcomings, defects or vulnerabilities in our solutions; political conditions and economic downturns, particularly in areas where we operate; the impact of COVID-19 on the budgets of our customers and on economic conditions generally; the effect of cyber security threats or attacks on our technologies, products and services; our compliance with laws, regulations and requirements in the jurisdictions where we operate, including with respect to with data protection and privacy and export and import control requirements; the outcome of certain litigation relating to our initial public offering; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to effectively manage, invest in, train, grow and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to maintain effective internal controls over financial reporting; the volatility of our share price and active trading market for our shares; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; our expectations regarding our tax classifications; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with and subsequent Reports of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	March 31,
	2021	2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	44,439	54,918

Marketable Securities - short term	18,177	27,441
Accounts receivable (net of allowance for credit losses of $85 on December 31, 2021 and March 31, 2022)	19,156	10,020
Prepaid expenses and other current assets	8,765	10,581
Total current assets	90,537	102,960
NON-CURRENT ASSETS:
Long-term restricted bank deposits	3,251	4,226
Marketable Securities - long term	23,514	10,781
Property and equipment, net	5,007	4,778
Operating lease assets	16,457	8,532
Deferred costs	8,728	2,848
Deferred tax assets	2,533	15,846
Other non-current assets	1,366	1,762
Total non-current assets	60,856	48,773
Total assets	151,393	151,733

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	March 31,
	2021	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	5,191	8,021
Employee and payroll accrued expenses	21,123	19,650
Other accounts payable	677	545
Operating lease liabilities – current	3,437	3,382
Deferred revenues	28,386	34,935
Total current liabilities	58,814	66,533
NON-CURRENT LIABILITIES:
Long-term deferred revenues	18,740	24,708
Non-current operating lease liabilities	17,837	16,699
Other non-current liabilities	1,681	1,766
Total non-current liabilities	38,258	43,173
Total liabilities	97,072	109,706
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized; 37,851,120 and 38,277,210 shares issued and outstanding at December 31, 2021 and March 31, 2022, respectively	157	159
Additional paid-in capital	195,041	198,636
Accumulated other comprehensive loss	(113)	(493)
Accumulated deficit	(140,764)	(156,275)
TOTAL SHAREHOLDERS’ EQUITY	54,321	42,027
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	151,393	151,733

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2021	2022
Revenues:
Product	6,031	9,694
Maintenance and professional services	15,329	16,368
Total revenues	21,360	26,062
Cost of revenues:
Product	753	736
Maintenance and professional services	4,651	5,152
Total cost of revenues	5,404	5,888
Gross profit	15,956	20,174
Operating expenses:
Research and development	9,640	10,323
Sales and marketing	13,564	16,273
General and administrative	5,596	8,991
Total operating expenses	28,800	35,587
Operating loss	(12,844)	(15,413)
Financial income, net	65	249
Loss before taxes on income	(12,779)	(15,164)
Taxes on income	1,189	(347)
Net loss	(11,590)	(15,511)
Basic and diluted net loss per ordinary share	(0.32)	(0.41)
Weighted average number of shares used in computing net loss per ordinary share- basic and diluted	36,395	38,014

Share-based Compensation Expense:
	Three Months Ended
	March 31,	March 31,
	2021	2022
Cost of revenues	523	371
Research and development	1,127	758
Sales and marketing	741	1,033
General and administrative	957	1,117
Total share-based compensation expense	3,348	3,279

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(11,590)	(15,511)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	404	487
Share-based compensation	3,348	3,279
Amortization of premium and accretion of discount on marketable securities, net	80	53
Exchange rate differences on cash, cash equivalents and restricted cash	526	120

Change in operating assets and liabilities items:
Accounts receivable, net	8,655	9,136
Prepaid expenses and other current assets	(1,514)	(1,823)
Deferred costs	230	218
Deferred taxes	(246)	(315)
Other non-current assets	(107)	(396)
Accounts payable	266	2,830
Employee and payroll accrued expenses	(839)	(1,470)
Other accounts payable and non-current liabilities	188	238
Net change in operating lease accounts	(842)	(582)
Deferred revenues	10,752	12,517
Net cash provided by operating activities	9,311	8,781
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(294)	(541)
Investment in marketable securities	(10,076)	(1,982)
Proceeds from maturities of marketable securities	8,995	5,017
Net cash provided by (used in) investing activities	(1,375)	2,494
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	1,357	299
Changes in proceeds from withholdings related to stock plans	80	-
Net cash provided by financing activities	1,437	299
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(526)	(120)

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	8,847	11,454

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	61,717	47,690
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	70,564	59,144

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,	March 31,
	2021	2022
Gross profit	15,956	20,174
Plus:
Share-based compensation	523	371
Non-GAAP gross profit	16,479	20,545

Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):
	Three Months Ended
	March 31,	March 31,
	2021	2022
Operating loss	(12,844)	(15,413)
Plus:
Share-based compensation	3,348	3,279
Expenses associated with the pending merger transaction	-	2,001

Non-GAAP Operating income (loss)	(9,496)	(10,133)

Reconciliation of Net Loss to Non-GAAP Net Loss:
	Three Months Ended
	March 31,	March 31,
	2021	2022
Net loss	(11,590)	(15,511)
Plus:
Share-based compensation	3,348	3,279
Expenses associated with the pending merger transaction	-	2,001

Taxes on income related to non-GAAP adjustments	(1,605)	(323)
Non-GAAP Net loss	(9,847)	(10,554)

Non-GAAP net loss per share - basic and diluted	(0.27)	(0.28)

Weighted average number of shares – basic and diluted	36,395	38,014